

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2010

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer
Arch Capital Group Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

> **Re:** **Arch Capital Group Ltd.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Definitive Proxy Filed March 25, 2010**
> **File No. 001-16209**

Dear Mr. Hele:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief